Newmont Mining Corporation

1700 Lincoln Street

Denver, CO 80203

Phone 303-863-7414

Facsimile 303-837-5837

www.newmont.com

October 3, 2006

Ms. Jill S. Davis

Branch Chief

United States

Securities and Exchange Commission

100 F Street NE, Stop 7010

Washington, DC 20549

Newmont Mining Corporation

Form 10-K for Fiscal Year Ended December 31, 2004

Filed March 15, 2005

Form 10-K for Fiscal Year Ended December 31, 2005

Filed March 2, 2006

Response Letter Dated October 2, 2006

File No. 1-31240

Dear Ms. Davis:

Please find below the Company’s responses to the Securities and Exchange Commission Staff (the “Staff”) comments that were contained in the Staff’s letter to Mr. Richard T. O’Brien of the Company dated September 14, 2006. We will contact you later this week to determine whether the Company has “cleared” the Staff’s review process. In the event that the Staff has additional questions of the Company, we would like the opportunity to meet with Carol Stacey at the Staff’s offices during the week of October 9, 2006. After more than nine months of letters on the same or similar subjects, we believe a meeting is required to expedite bringing his matter to resolution.

Form 10-K for the Fiscal Year Ended December 31, 2005

General

1.	Please continue to provide us with a draft amendment of proposed disclosure revisions indicated in your responses to our prior comments as well as for the disclosures requested below.

The Company’s proposed revisions to its filing on Form 10-K/A for the year ended December 31, 2005 are included in the enclosed Attachments A-D.

Risk Factors, page 8

2.	We note your response to the first bullet point of our prior comment number two. Please clarify your proposed revised disclosure to address the following:

•	We note your response states that EITF 04-3 “…was issued which may change the measurement of such values in future business combinations and subsequent impairment testing related thereto.” As the guidance of EITF 04-3 was ratified on March 31, 2004 and effective for all prospective acquisitions and impairment tests performed thereafter, it is unclear to us how EITF may change such accounting. Please clarify to us and in your disclosure, what you believe EITF 04-3 actually changed.

As the Staff is aware, the Company was instrumental in the organization of a mining industry focus group that previously requested the FASB to include a comprehensive mining industry project on its agenda. Among other items, the industry focus group requested guidance regarding accounting for value beyond proven and probable reserves (VBPP) and the allocation of goodwill in business combinations. The FASB addressed the VBPP issue through the issuance of EITF 04-3, Mining Assets: Impairment and Business Combinations, but determined in EITF 04-4, Allocation of Goodwill to Reporting Units for a Mining Enterprise, that existing accounting literature (SFAS 131 Disclosures about Segments of an Enterprise and Related Information and SFAS 142 Goodwill and Other Intangible Assets) provided adequate guidance for the allocation of goodwill resulting from business combinations.

The Company believes that it accounted for the Normandy acquisition in accordance with EITF 04-3 and that the issuance of this consensus confirmed the Company’s position that VBPP should be allocated to mining assets. In our previous response to the Staff’s comment two in its letter to the Company dated August 31, 2006, we referenced the Company’s letter sent to Mr. Jackson Day, Acting Chief Accountant, dated March 3, 2003 which provides complete details of how we applied the VBPP standard with respect to the Normandy acquisition. The Company believes that its purchase accounting for the Normandy acquisition assigned VBPP to mining assets to the extent that a market participant would include VBPP in determining the fair value of the assets acquired.

The Staff is supplementally advised that, with the acquisition of Normandy, the Company not only purchased operating mine sites and mineral interests, but also a successful exploration group with proprietary technologies and a proven track record that was independently valued and accounted for in accordance with FAS 141. The Company’s previous, revised disclosure regarding EITF 04-3 was proposed to better inform the investing public that it should not expect the majority of goodwill resulting from future business combinations to be allocated to the Exploration Segment, as was the case with Normandy based on the facts and circumstances, but most likely will be allocated to the acquired mine site reporting units. To be clear, the Company believes that its purchase price allocation of the Normandy acquisition, and subsequent impairment tests, have been completed pursuant to EITF 04-3.

With the recent consolidation in the gold mining industry, perhaps it is timely for the Staff and the mining industry to request the FASB revisit the issue of goodwill allocation and subsequent impairment testing specific to the mining industry. A FASB project to address these issues, with the appropriate level of involvement and contribution from industry participants, would provide meaningful guidance and most likely, consistent application across registrants. While the Company believes that its current accounting policies are in accordance with GAAP, the Company will gladly participate in an industry focus group to address the issues regarding business combinations and resulting goodwill with the hope that additional authoritative guidance will be helpful in fully addressing the Staff’s underlying concerns.

•	Please clarify to us and in your document what you mean in your response when you state, “the measurement of such values.” It is unclear whether or not you are referring to the nature of the assets being measured or otherwise.

The Staff is supplementally advised that, in our previous response, the “measurement of such values” was referring to the amount of goodwill allocated to the Exploration Segment and mine site reporting units. See revised disclosure in Attachments B and C.

•	Please tell us and disclose how you are defining Value Beyond Proven and Probable (VBPP) reserves prior and subsequent to the issuance of EITF 04-3. Based on your response, it appears you may be defining it differently from other participants in your industry. If true, please clarify in your document that your definition may be different than that of other marketplace participants.

The Staff is supplementally advised that, prior to the issuance of EITF 04-3, the Company defined VBPP as the value of known mineralization other than proven and probable reserves and other material that is not part of the measured, indicated or inferred resource base that is measured based on extrapolation (and interpolation) of exploration information at a specific point in time, to the extent that a market participant would include such value in determining the fair value of the assets as required.

Accordingly, we believe that the Company’s definition of VBPP is in accordance with EITF 04-3. The Company is unaware of how other mining industry companies have defined VBPP and therefore will add disclosure that its definition of VBPP may be different than that of other mining industry companies.

Please see revised disclosure in Attachment C.

•	Please tell us and disclose how you believe the guidance in EITF 04-3 impacted your impairment analysis associated with the speculative portion of VBPP including your application of such guidance to Step 2 in an impairment analysis conducted in accordance with SFAS 142.

For purposes of our response, we assume that the term “speculative portion of VBPP” is equivalent to VBPP. As noted in our response to the previous bullet, value of known mineralization other than proven and probable reserves, and other material that is not part of the measured, indicated or inferred resource base that is measured based on extrapolation (and interpolation) of exploration information available at the time, was included in the Company’s purchase price allocation of the Normandy acquisition. This same methodology and process is used in the Company’s subsequent impairment analyses at the specific points in time to estimate VBPP.

The Company has not been required to perform a Step 2 analysis for the Exploration Segment. Nevertheless, we have added disclosure of the potential issues that might arise if a different definition of VBPP is utilized. Please see revised disclosure in Attachment C.

It is important to note that the mine site reporting units are allocated all value from proven and probable reserves and all VBPP, as defined by the Company. As mentioned above, the Company’s definition of VBPP includes mineralization other than proven and probable reserves and other material that is not part of the measured, indicated or inferred resource base. As required, the Company updates the value of VBPP to reflect the ultimate proving up (or otherwise) of the related mineralization and for additions to VBPP as a result of exploration efforts conducted by the Exploration Segment to the point in time of measurement. This measurement of mine site reporting unit value does not include any value allocated to the Exploration Segment.

The purpose of the Exploration Segment is to increase the value of existing mine site reporting units and add new mine site reporting units through successful future exploration efforts (contrasted with exploration efforts that have already occurred which are included in mine site reporting unit values). The value generated by the Exploration Segment, therefore, is measured by the increases to proven and probable reserves and VBPP. Since VBPP is subjective in nature, difficult to measure and will eventually be converted to proven and probable reserves, the Exploration Segment valuation model uses additions to proven and probable reserves as a surrogate measure to predict the value that the Exploration Segment will provide in the future based on future exploration activities. In summary, any addition to VBPP that is allocated to the mine site reporting units is a result of successful exploration efforts conducted by the Exploration Segment, although this exploration success is not included in the exploration track record of success until such time that VBPP is converted into proven and probable reserves.

3.	We note your response to our prior comment number 11. Please modify your proposed disclosure to clarify the term “triggering event” and explain, if true, that the circumstances which you refer to represent events that would trigger the requirement to perform an impairment evaluation with respect to the Exploration Segment.”

Please see revised disclosure in Attachment C.

4.	Please expand your disclosure to explain why a significant impairment at an existing mine location would represent an event that would trigger the requirement to perform an impairment evaluation.

Please see revised disclosure in Attachment C.

The Company will contact you later this week to follow up as to whether you have any further comments on the above responses. If you have questions in the meantime, please contact Russell Ball, Vice President and Controller at (303) 837-5927 or me at (303) 837-5353.

Sincerely,

/s/ Roger Johnson for
Richard T. O’Brien
Senior Vice President and Chief Financial Officer

Attachments

cc:	Carol Stacey, Chief Accountant, Division of Corporate Finance

Scott Taub, Deputy Chief Accountant, Office of the Chief Accountant

Leslie Overton, Associate Chief Accountant, Corporate Finance

Joseph Ucuzoglu, Professional Accounting Fellow

      Accounting Group – Interpretations, Office of the Chief Accountant

Attachment A

Pursuant to our prior response to comment one in the Staff’s letter to the Company dated April 5, 2006, the Company proposes to revise “Item 1, Business, Exploration,” in its amended filing on Form 10-K/A for the year ended December 31, 2005 to include greenfield and near-mine additions as follows (additional disclosure underlined):

Item 1. BUSINESS

Exploration

As of December 31, 2005, we had proven and probable gold reserves of 93.2 million equity ounces. We added 9.4 million equity ounces to proven and probable reserves, with 8.6 million equity ounces of depletion and divestitures during 2005. A reconciliation of the changes in proven and probable reserves during the past three years is as follows:

(millions of equity ounces)	2005	2004	2003
Opening balance	92.4	91.3	86.9
Greenfield additions	5.5	11.0	8.8

Near-mine additions	3.9	1.4	6.3

Total additions (1)(2)	9.4	12.4	15.1

Acquisitions	—	––	2.3
Depletion	(8.3)	(8.3)	(8.8)
Reclassifications (3)	––	(2.0)	––
Other divestments	(0.3)	(1.0)	(4.4)

Closing balance	93.2	92.4	91.3

(1) Additions attributable to the Exploration Segment
Total additions	9.4	12.4	15.1
Previously valued in purchase accounting	(1.2)	(1.9)	(6.5)
Reclassifications (3)	––	(2.0)	––

	8.2	8.5	8.6

(2)	The impact of the change in gold price on reserve additions was 2.6, 3.8 and 2.8 million equity ounces in 2005, 2004 and 2003, respectively.
(3)	Yanacocha reassessed the challenges involved in obtaining required permits for Cerro Quilish, primarily related to increased community concerns. Based upon this reassessment, Yanacocha reclassified 3.9 million ounces (2.0 million equity ounces) from proven and probable reserves to mineralized material not in reserve as of December 31, 2004.

Attachment B

Pursuant to response to comment two in the Staff’s letter to the Company dated August 9, 2006, the Company proposes to provide additional disclosure in “Item 1A., Risks Related to Newmont Operations - Certain Factors Outside of Our Control May Affect Our Ability to Support the Carrying Value of Goodwill,” in its amended filing on Form 10-K/A for the year ended December 31, 2005 as follows (additional disclosure underlined):

Risks Related to Newmont Operations

Certain Factors Outside of Our Control May Affect Our Ability to Support the Carrying Value of Goodwill

As of December 31, 2005, the carrying value of goodwill was approximately $2,879 or 21% of our total assets. Such goodwill has been assigned to our Merchant Banking ($1,562) and Exploration ($1,126) Segments, and to various mine-site reporting units in the Australia/New Zealand Segment ($191). This goodwill primarily arose in connection with our February 2002 acquisitions of Normandy and Franco-Nevada, and it represents the excess of the aggregate purchase price over the fair value of the identifiable net assets of Normandy and Franco-Nevada. We evaluate, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. This evaluation involves a comparison of the estimated fair value of our reporting units to their carrying values.

Based on valuations of the Merchant Banking and Exploration Segments, the Company concluded that the estimated fair values significantly exceeded the respective carrying values as of December 31, 2005. The fair values of the Merchant Banking and Exploration Segments are based in part on certain factors that may be partially or completely outside of our control, such as the investing environment, the regulatory and political environments in countries where we operate and explore, the successful discovery, development and production of proven and probable reserves, commodity and labor prices, and other factors. In addition, certain of the assumptions underlying the December 31, 2005 Merchant Banking and Exploration Segments valuations may not be easily achieved by the Company.

The Exploration Segment’s valuation model attributes all cash flows expected to be derived from future exploration discoveries, whether near-mine or greenfield, to the Exploration Segment. Therefore, the valuation model includes all expected value from future discoveries, including existing and future mine-site reporting units. Existing proven and probable reserves and value beyond proven and probable reserves, including mineralization other than proven and probable reserves and other material that is not part of the measured, indicated or inferred resource base, are included when determining the fair value of mine-site reporting units at acquisition and, subsequently, in determining whether the assets are impaired. The value beyond proven and probable reserves (which uses the same valuation concepts as required by EITF 04-03, Mining Assets: Impairment and Business Combinations) relating to mine-site reporting units is excluded when determining the fair value of the Exploration Segment, if any, at acquisition and, subsequently, in determining whether the assets are impaired. The valuation model includes management’s best estimates of future reserve additions from exploration activities and all revenues and costs associated with their discovery, development and production. Historical proven and probable reserve additions, excluding acquisitions, are used as an indicator of the Exploration Segment’s ability to discover additional reserves in the future. Actual reserve additions may vary significantly from year to year due to the time required to advance a deposit from initial discovery to proven and probable reserves and based on the timing of when proven and probable reserves can be reported under the Securities and Exchange Commission Industry Guide 7. The valuation model assumes that the Company will be able to perpetually develop and produce the assumed additions to proven and probable reserves from future discoveries at existing or new mine-site reporting units. These estimates assume that the Company will continue to find reserves of sufficient size and quality to meet the Company’s operational and return thresholds in increasing quantities in perpetuity. Future discoveries could become increasingly difficult to locate, and even if the Company finds reserves in a sufficient quality and size, they may consist of a larger number of smaller deposits that could be more costly to develop and or operate than historically experienced. The development and production of reserves will eventually lead to the depletion of existing mine-site reporting units and require the perpetual development of new mines in increasing quantities

Attachment B (continued)

through successful greenfield exploration. A reduction in reserves or a lower than expected increase in reserve additions, or a greater than expected increase in operating or capital costs, may negatively impact the value of the Exploration Segment and may result in the impairment of the Exploration Segment’s goodwill. Based on the period required to advance projects from initial discovery to production, the valuation model has negative net cash flows for approximately the first 10 years and more than 100% of the fair value of the Exploration Segment is attributable to its terminal value.

Subsequent to the business combinations for which value beyond proven and probable reserves were recorded, EITF 04-03, Mining Assets: Impairment and Business Combinations, was issued and requires that value beyond proven and probable reserves be allocated to mining assets. The Company defined value beyond proven and probable reserves as the value of known mineralization other than proven and probable reserves and other material that is not part of the measured, indicated or inferred resource base that is measured based on extrapolation of known exploration information, to the extent that it believes a market participant would include such value in determining the fair value of the assets. The Company’s interpretation of value beyond proven and probable reserves may differ from that of other mining industry companies and may result in a different allocation of values at the time of acquisition and subsequent impairment analysis. If value beyond proven and probable reserves was interpreted to include value in excess of the Company’s determination, such values would be considered tangible mineral interests and therefore reduce the implied fair value of goodwill. Under such an interpretation, if Step 2 of a goodwill impairment analysis (which requires the Company to compare the implied fair value of goodwill to its carrying amount and write-off any excess carrying amount over the implied fair value) was required for the existing Exploration Segment, goodwill could be significantly impaired resulting in an impairment loss in the financial statements. The Company has not been required to perform the Step 2 of the goodwill impairment test for the Exploration Segment. Please see the Company’s Summary of Significant Accounting Policies for additional details.

The Company’s approach to managing the exploration aspect of its business separate from the day to day operations of its mine-site reporting units may differ from the approach taken by other companies in the mining industry. Other mining companies may integrate the exploration function with their mine-site reporting units, allocating residual goodwill to these units. Absent our Exploration Segment’s success and reporting structure, we may have reached a similar conclusion regarding the goodwill allocation. As a result of these potential differences, the Company’s financial position and results of operations may not be comparable to those of other entities in the mining industry.

Based on valuations of various mine-site reporting units in the Australia/New Zealand Segment, the Company concluded that the estimated fair values exceeded the respective carrying values as of December 31, 2005. The Company concluded that the estimated fair value of the Nevada Segment did not support the carrying value as of December 31, 2005 and recorded a $41 goodwill impairment charge. In 2004, the Company recorded goodwill and long-lived assets impairment charges of $52 and $6, respectively, relating to the Pajingo reporting unit in the Australia/New Zealand Segment. The Company’s fair value estimates are based on numerous assumptions and it is possible that actual fair value could be significantly different than these estimates, as actual future quantities of recoverable minerals, gold and other commodity prices, production levels, operating costs and capital costs are each subject to significant risks and uncertainties.

In the absence of any mitigating valuation factors, the Company’s failure to achieve one or more of the December 31, 2005 valuation assumptions may result in an impairment charge. Accordingly, no assurance can be given that significant non-cash impairment charges will not be recorded in the future due to possible declines in the fair values of our reporting units. For a more detailed description of the estimates and assumptions involved in assessing the recoverability of the carrying value of goodwill, see Item 7, Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations, Critical Accounting Policies, below.

Attachment C

Pursuant to response to comment three in the Staff’s letter to the Company dated August 9, 2006, the Company proposes to provide additional disclosure in “Item 7., Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations, Critical Accounting Policies, Exploration Segment Goodwill,” in its amended filing on Form 10-K/A for the year ended December 31, 2005 as follows (additional disclosure underlined):

Critical Accounting Policies

Exploration Segment Goodwill

The Exploration Segment is responsible for all activities, whether near-mine or greenfield, associated with the Company’s efforts to discover new mineralized material that could ultimately advance into proven and probable reserves. As discussed in greater detail below, when performing its Exploration Segment goodwill impairment testing, the Company uses historic additions to proven and probable reserves as an indication of the expected future performance of the Exploration Segment.

The Exploration Segment’s valuation model attributes all cash flows expected to be derived from future exploration discoveries, whether near-mine or greenfield, to the Exploration Segment. Therefore, the valuation model includes all expected value from future discoveries, including existing and future mine-site reporting units. Existing proven and probable reserves and value beyond proven and probable reserves, including mineralization other than proven and probable reserves and other material that is not part of the measured, indicated or inferred resource base, are included when determining the fair value of mine-site reporting units at acquisition and, subsequently, in determining whether the assets are impaired. The value beyond proven and probable reserves relating to mine-site reporting units (which uses the same valuation concepts as required by EITF 04-03, Mining Assets: Impairment and Business Combinations) is excluded when determining the fair value of the Exploration Segment, if any, at acquisition and, subsequently, in determining whether the assets are impaired. The valuation model includes management’s best estimates of future reserve additions from exploration activities and all revenues and costs associated with their discovery, development and production. Historical proven and probable reserve additions, excluding acquisitions, are used as an indicator of the Exploration Segment’s ability to discover additional reserves in the future. Actual reserve additions may vary significantly from year to year due to the time required to advance a deposit from initial discovery to proven and probable reserves and based on the timing of when proven and probable reserves can be reported under the Securities and Exchange Commission Industry Guide 7. The valuation model assumes that the Company will be able to perpetually develop and produce the assumed additions to proven and probable reserves from future discoveries at existing or new mine-site reporting units. These estimates assume that the Company will continue to find reserves of sufficient size and quality to meet the Company’s operational and return thresholds in increasing quantities in perpetuity. Future discoveries could become increasingly difficult to locate, and even if the Company finds reserves in a sufficient quality and size, they may consist of a larger number of smaller deposits that could be more costly to develop and or operate than historically experienced. The development and production of reserves will eventually lead to the depletion of existing mine-site reporting units and require the perpetual development of new mines in increasing quantities through successful greenfield exploration. A reduction in reserves or a lower than expected increase in reserve additions, or a greater than expected increase in operating or capital costs, may negatively impact the value of the Exploration Segment and may result in the impairment of the Exploration Segment’s goodwill.

Subsequent to the business combinations for which value beyond proven and probable reserves were recorded, EITF 04-03, Mining Assets: Impairment and Business Combinations, was issued and requires that value beyond proven and probable reserves be allocated to mining assets consistent with the Company’s existing policy. The Company has defined value beyond proven and probable reserves as the value of known mineralization other than proven and probable reserves and other material that is not part of the measured, indicated or inferred resource base that is measured based on extrapolation of known exploration information, to the extent that it believes a market participant would include such value in determining the fair value of the assets. The

Attachment C (continued)

Company’s interpretation of value beyond proven and probable reserves may differ from that of other mining industry companies and may result in a different allocation of values at the time of acquisition and subsequent impairment analysis. If value beyond proven and probable reserves was interpreted to include value in excess of the Company’s determination, such values would be considered tangible mineral interests and therefore reduce the implied fair value of goodwill. Under such an interpretation, if Step 2 of a goodwill impairment analysis (which requires the Company to compare the implied fair value of goodwill to its carrying amount and write write-off any excess carrying amount over the implied fair value) was required for the existing Exploration Segment, goodwill could be significantly impaired resulting in an impairment loss in the financial statements. The Company has not been required to perform the Step 2 of the goodwill impairment test for the Exploration Segment. Please see the Company’s Summary of Significant Accounting Policies for additional details.

The Company’s approach to managing the exploration aspect of its business separate from the day to day operations of its mine-site reporting units may differ from the approach taken by other companies in the mining industry. Other mining companies may integrate the exploration function with their mine-site reporting units, allocating residual goodwill to these units. Absent our Exploration Segment’s success and reporting structure, we may have reached a similar conclusion regarding the goodwill allocation. As a result of these potential differences, the Company’s financial position and results of operations may not be comparable to those of other entities in the mining industry.

Internally generated proven and probable reserve additions are attributed to the Exploration Segment for purposes of determining the Company’s assumptions with respect to the expected future performance of the Exploration Segment only to the extent that such additions are derived from (i) a discovery made by the Company; or (ii) a discovery made on previously acquired properties as a result of exploration efforts conducted subsequent to the acquisition date. A portion of the additions to proven and probable reserves during 2003 through 2005 was derived from the conversion of mineralized material that had been assigned values as part of the purchase price allocation process. In addition, the Company expects that a portion of internally generated reserve additions during 2006 and the next several years will also be derived from the conversion of mineralized material which had been assigned values as part of purchase price accounting. To avoid duplication, the reserves which are expected to be derived from this mineralized material in the future are excluded from the reserve additions used in the valuation of the Exploration Segment performed in connection with the Company’s goodwill impairment tests.

At December 31, 2005, the $1,126 carrying value of the Exploration Segment goodwill represented approximately 99% of the carrying value of the total assets of the Exploration Segment. Based on valuations of the Exploration Segment at December 31, 2005 and 2004, the Company concluded that substantially all of the fair value of the Exploration Segment, which was significantly in excess of the carrying value, was derived from the terminal value. Based on the period required to advance projects from initial discovery to production, the valuation model has negative net cash flows for approximately the first 10 years and more than 100% of the fair value of the Exploration Segment is attributable to its terminal value. The valuation models included the following:

Attachment C (continued)

	As at December 31,
Assumptions:	2005	2004
Initial year additions to reserves (gold ounces in millions):
Total additions	9.5	11.0
Less: Additions previously valued in purchase accounting	(0.9)	(1.0)

Additions attributable to the Exploration Segment	8.6	10.0

Annual reserve addition and terminal growth rate	5%	5%
Time horizon (years)	16	16
Time lag between reserve additions and production (years)	7.1	7.2
Production period (years)	5	5
Discount rate	8%	8%
Price/cost assumptions (per ounce of gold):
Gold price	$450	$375
Operating costs	$264	$230
Capital costs	$56	$50
Finding costs	$13	$13
Terminal value	$7,514	$5,812

The cash flow assumptions used in the valuation models are burdened only to the extent of management’s estimate of the Company’s internal costs to explore, develop and produce the expected discoveries based on the Company’s historical experience and long-term plans. The cost assumptions may not be representative of what a third party would be required to pay for access to the Company’s properties. The annual reserve addition and terminal growth rate assumptions have a significant impact on the fair value of the Exploration Segment. If these rate assumptions were reduced from 5% to 4%, the fair value of the Exploration Segment would have been approximately $1.9 billion lower at December 31, 2005.

Attachment C (continued)

The Company’s December 31, 2005 Exploration Segment goodwill valuation model assumed proven and probable reserve additions attributable to the Exploration Segment of 8.6 million equity ounces in 2006. Actual proven and probable additions attributable to the Exploration Segment for 2005 and 2004 compared to assumptions used at December 31, 2004 and 2003, respectively, were as follows:

(millions of equity ounces)	Actual	Assumption(1)	Excess (shortfall)
2005
Total additions	9.4	11.0	(1.6)
Additions previously valued in purchase accounting	(1.2)	(1.0)	(0.2)

Additions attributable to the Exploration Segment	8.2	10.0	(1.8)

2004
Total additions	12.4	7.9	4.5
Additions previously valued in purchase accounting	(1.9)	(5.0)	3.1
Reclassification of Cerro Quilish reserves	(2.0)	––	(2.0)

Additions attributable to the Exploration Segment	8.5	2.9	5.6

(1)	Additions assumed in the Exploration Segment valuation models for 2005 at December 31, 2004 and for 2004 at December 31, 2003.

Triggering events that impact certain assumptions used in the Exploration Segment valuation model and require an asset impairment evaluation with respect to the Exploration Segment would include, but are not limited to: (i) the Company’s partial or complete withdrawal of financial support for the Exploration Segment; (ii) a significantly lower assumed annual reserve addition growth rate; (iii) a significant decrease in the Company’s long-term expectation of the price of gold; (iv) a significant change in the financial markets resulting in a significant increase in the discount rate; (v) a significant increase in long-term operating and capital cost estimates; and (vi) a significant impairment at an existing mine location (an impairment could call into question the projections of future exploration success whaich are based on historical results both positive and negative). The Company currently has no plans to withdraw financial support for the Exploration Segment. For a discussion of the results of operations of the Exploration Segment, see Results of Operations, Exploration Segment, below.

Attachment D

Pursuant to our response to comment five in the Staff’s letter to the Company dated August 9, 2006, the Company proposes to revise “Note 2, Summary of Significant Accounting Policies, Ore on Leach Pads,” in its amended filing on Form 10-K/A for the year ended December 31, 2005 as follows:

Ore on Leach Pads

The recovery of gold from certain gold oxide ores is achieved through the heap leaching process. Under this method, oxide ore is placed on leach pads where it is treated with a chemical solution, which dissolves the gold contained in the ore. The resulting “pregnant” solution is further processed in a plant where the gold is recovered. For accounting purposes, costs are added to ore on leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations. Costs are removed from ore on leach pads as ounces are recovered based on the average cost per estimated recoverable ounce of gold on the leach pad.

The estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tons added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on ore type). In general, leach pads recover approximately 50% to 95% of the recoverable ounces in the first year of leaching, declining each year thereafter until the leaching process is complete.

Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and estimates are refined based on actual results over time. Historically, the Company’s operating results have not been materially impacted by variations between the estimated and actual recoverable quantities of gold on its leach pads. ~~At December 31, 2005 and 2004, the weighted-average cost per recoverable ounce of gold on leach pads was $133 and $142 per ounce (unaudited), respectively.~~ Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis. The ultimate recovery of gold from a leach pad will not be known until the leaching process is complete. Based on current mine plans, the Company expects to place the last ton of ore on its current leach pads at dates ranging from 2006 to 2017 ~~(unaudited)~~. Including the estimated time required for residual rinsing and reclamation activities, the Company expects that its leaching operations will terminate approximately six years ~~(unaudited)~~ following the date that the last ore is placed on the leach pad.

The current portion of ore on leach pads is determined based on estimates of the quantities of gold at the balance sheet date that is expected to be recovered during the next 12 months.